Exhibit 1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on March 23, 2017

Notice is hereby given to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd., that an Extraordinary General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, March 23, 2017, at 4:00 p.m. (Israel time) (the "Meeting"), and thereafter as may be adjourned from time to time, for the following purposes:

1.	To approve a revised Compensation Policy for Officers and Directors;

2.	To approve compensation for our new chief executive officer;

3.	To approve amended compensation for our directors; and

4.	To approve additional compensation for our chairman of the board.

Currently, we are not aware of any other matters that will come before the Meeting. Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law 5759-1999 (the "Companies Law"). Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Corporate Secretary and General Counsel, or by facsimile to +972-3-644-5502. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary and General Counsel must receive the written proposal no later than February 23, 2017.

Throughout this Notice of Extraordinary General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the "Company", "Perion", "we", "us", "our" and "our company" to refer to Perion Network Ltd. and terms such as "shareholders", "you" and "your" to refer to our shareholders.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on February 21, 2017 (the "Record Date"), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing "proxies" to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company not later than the close of business on March 22, 2017 in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company’s transfer agent a written notice of revocation or a duly executed proxy card bearing a later date, delivered to the Company’s transfer agent no later than the close of business on March 22, 2017, or by presenting a later dated proxy card to the chairperson at the Meeting or by voting in person at the Meeting if you are the record holder of the shares. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy, you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Position Statements

Position statements will be accepted no later than ten days prior to the Meeting date. Any position statement received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ALL OF THE PROPOSALS.

By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors Date: February 16, 2017

- ii -

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

to be held on March 23, 2017

 This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Perion Network Ltd. in connection with the solicitation by our Board of Directors (the "Board of Directors") for use at our Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, March 23, 2017, at 4:00 p.m. (Israel time), or at any adjournment thereof. The record date for determining our shareholders that are entitled to notice of, to participate in, and to vote at, the Meeting is February 21, 2017 (the "Record Date").

The agenda of the Meeting will be as follows:

1.	To approve a revised Compensation Policy for Officers and Directors;

2.	To approve compensation for our new chief executive officer;

3.	To approve amended compensation for our directors; and

4.	To approve additional compensation for our chairman of the board.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may vote their shares at the Meeting by personally attending the Meeting or by appointing "proxies" to vote on their behalf. Upon the receipt of a properly executed proxy, as set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their votes on the accompanying proxy card. We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to the Company’s transfer agent of such revocation or a later dated proxy no later than the close of business on March 22, 2017, or (ii) requesting the return of the proxy at the Meeting or delivering a later dated proxy to the chairperson at the Meeting or voting in person at the Meeting if such shareholder is the record holder of the shares.

As of February 10, 2017, we had 77,896,088 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Two or more shareholders present, personally or by proxy, who hold or represent together at least 33-1/3% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within one half of an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week at the same hour and place, or to such day and such time and place as the chairperson may determine with the consent of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present at the adjourned date of the Meeting within one half of an hour of the time fixed for the commencement thereof, then the Meeting shall take place regardless of the number of shareholders present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

We will bear the cost of soliciting proxies from our shareholders. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. "Broker non-votes" are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules to vote on "routine" matters only. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares voted on every proposal at the Meeting.

If you attend the Meeting and are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held by a member of the Tel Aviv Stock Exchange ("TASE member"), and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Share as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (the "SEC"), which are also available to the public at the website of the ISA, at: www.magna.isa.gov.il. We encourage you to read the entire Proxy Statement carefully.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

 The following table sets forth certain information as of February 10, 2017, concerning the only persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares. Other than with respect to our directors or officers, we have relied on public filings with the SEC.

Beneficial ownership of shares is determined in accordance with the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by such shareholder. Our major shareholders do not have different voting rights than our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Outstanding (1)
Benchmark Israel II, L.P. (2)	9,576,772	12.3%
J.P. Morgan Investment Management Inc. (3)	9,422,946	12.1%
Dror Erez (4)	9,190,642	11.8%
Ronen Shilo (5)	8,858,847	11.4%
Zack and Orli Rinat (6)	6,484,347	8.3%
_______________________
(1)	Based upon 77,896,088 Ordinary Shares outstanding as of February 10, 2017.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 14, 2017, by Benchmark Israel II, L.P. ("BI II") and affiliates. BCPI Partners II, L.P. ("BCPI-P"), the general partner of BI II may be deemed to have sole power to vote and dispose of the 9,293,742 shares directly held by BI II. BCPI Corporation II ("BCPI-C"), the general partner of BCPI-P, may be deemed to have sole power to vote and dispose of the shares directly held by BI II. Michael A. Eisenberg and Arad Naveh, the directors of BCPI-C, may be deemed to have shared power to vote and dispose of the shares directly held by BI II. 283,030 shares are held in nominee form for the benefit of persons associated with BCPI-C. BCPI-P may be deemed to have sole power to vote and dispose of these shares, BCPI-C may be deemed to have sole power to vote and dispose of these shares and Messrs. Eisenberg and Naveh may be deemed to have shared power to vote and dispose of these shares.

(3)
Consists of: (i) 4,203,067 ordinary shares directly held by Project Condor LLC (“Condor”); (ii) 5,155,436 ordinary shares directly held by the National Council for Social Security Fund (“SSF”); and (iii) 64,443 ordinary shares held by 522 Fifth Avenue Fund, L.P. (“522 Fund”).  J.P. Morgan Investment Management Inc. (“JPMIM”), a registered investment advisor, serves as investment advisor to each of SSF, 522 Fund and the members of Condor.  JPMIM exercises its voting and dispositive power over these ordinary shares through an investment committee of over 30 individuals in its Private Equity Group, each with an equal vote.  Based upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 11, 2017, by JPMIM and SSF and supplemental information provided by these shareholders to us.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Erez.  Includes options to purchase 24,999 ordinary shares that are vested or will vest within 60 days of February 10, 2017.

(5)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13D/A filed with the SEC on November 25, 2015, by Mr. Shilo.

(6)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property.

PROPOSAL ONE
APPROVAL OF A REVISED COMPENSATION POLICY
FOR OFFICERS AND DIRECTORS

According to the Companies Law, a public company must adopt a compensation policy with respect to the compensation of its officers and directors, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order.

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the actual compensation terms of directors and the chief executive officer generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers generally require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, should be  determined based on the following factors, among others: (i) promoting the company's objectives, business plan and long-term policy; (ii) creating appropriate incentives for the company's officers and directors, considering, among other things, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation, the officer's or director's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the position of the officer or director.

A compensation policy is required to be approved at least once in every three years. Our initial compensation policy was approved in 2013 and was re-approved at our 2016 Annual General Meeting. In February 2017, following the appointment of a new chief executive officer, our Compensation Committee and our Board of Directors completed its ongoing review of our Compensation Policy in light of legal developments and experience gleaned over the past three years, including the acquisition of U.S.-based companies, and formulated and approved a revised Compensation Policy.

The revised Compensation Policy is designed to encourage pay for performance, align the interests of our officers and directors with those of the Company and its shareholders over the long-term, encourage balanced risk management and provide competitive compensation packages. The compensation elements that may be granted to officers pursuant to the Compensation Policy include: base salary, benefits and perquisites, cash bonuses, equity-based compensation and termination arrangements. A significant portion of the total compensation package is targeted to reflect the Company's short- and long-term objectives and performance, as well as individual performance.

In addition, the revised Compensation Policy includes measures designed to reduce incentives to take unnecessary risks, such as caps on the value of cash bonuses and equity-based compensation that may be granted, minimum vesting periods for equity-based compensation and a compensation recovery ("claw-back") clause.

The revised Compensation Policy also addresses individual characteristics of the applicable officers and directors (such as their respective position, education, scope of responsibilities and contribution to the achievement of the Company's objectives), and proportion between the compensation of officers and that of other employees, as a factor that should be reviewed periodically.

Pursuant to the revised Compensation Policy, our officers and directors will continue to be entitled to protection from liability and to indemnification to the fullest extent permitted by law and the Company’s Articles of Association, and will also be covered by a liability insurance policy.

In approving the revised Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

At the Meeting, shareholders will be asked to approve the revised Compensation Policy, attached hereto as Appendix A.

Required Approval

Pursuant to the Companies Law, the approval of the revised Compensation Policy requires the affirmative vote of a majority of Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors and officers are deemed to have a "personal interest" in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter.  If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's Corporate Secretary and General Counsel, at +972-73-398-1572 or limorg@perion.com, for instructions on how to vote your Ordinary Shares and indicate that you are a controlling shareholder or have a personal interest or, if you hold your Ordinary Shares in "street name", please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the Tel Aviv Stock Exchange should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA, the electronic filing system of the ISA.

According to the Companies Law, even if the shareholders do not approve the revised Compensation Policy, the Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the Compensation Policy, that the revised Compensation Policy is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution:

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Compensation Policy, in the form attached as Appendix A to the Proxy Statement, be, and it hereby is, approved."

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSAL TWO
APPROVAL OF COMPENSATION FOR OUR NEW CHIEF EXECUTIVE OFFICER

On January 23, 2017, we announced the appointment of Mr. Doron Gerstel as our new chief executive officer (or “CEO”), effective April 2, 2017. Mr. Gerstel has served as CEO of technology companies since 1999, establishing a proven track record in driving growth. As CEO of Panaya, he initiated strategic changes which led to an increase in annual revenue, higher customer renewal rates, and stronger partnerships, culminating in Panaya's acquisition by IT giant Infosys in 2015. Prior to Panaya, Mr. Gerstel served as CEO of Nolio Ltd., where he expanded the company's field operation and product delivery capabilities to support Fortune 1000 customers. Nolio was acquired by CA Technologies in 2013, under Mr. Gerstel's leadership. Additionally, he has held CEO positions at Syneron and Zend Technologies. Mr. Gerstel holds a B.Sc. in Economics and Management from the Technion and an M.B.A. from Tel Aviv University.

Pursuant to the Companies Law, in general, the terms of office and employment of the chief executive officer of any public Israeli company must be consistent with its compensation policy and be approved by its compensation committee, board of directors and shareholders, in that order.

Following the approval of our Compensation Committee and Board of Directors, the Company and Mr. Gerstel have entered into an employment agreement reflecting his proposed compensation terms. At the Meeting, the shareholders will be asked to approve the proposed compensation terms.

Below is a summary of the proposed compensation terms of our Mr. Gerstel:

Base Salary: Monthly base salary of NIS 95,000 (equivalent to approximately $25,353).1

Annual Cash Bonus: Potential annual cash bonus (pro rata for a partial year) up to a maximum of nine monthly salaries, based on the Company's achievement of its annual EBITDA and revenue targets, as determined by the Board of Directors for the applicable fiscal year.  One-half of the bonus will be payable if the EBITDA target is fully achieved and one-half of the bonus will be payable if the revenue target is fully achieved, subject to the following:

•	No bonus will be payable if less than 75% of the EBITDA target is achieved;

•
To the extent that 90% of a given target is achieved (but less than 100%), a reduced bonus in respect of such target will be payable based on a 1:2 ratio, i.e., a reduction of 2% per each shortfall of 1%. For example, if 95% of the EBITDA target is achieved and 100% of the revenue target is achieved, then 95% of the maximum bonus would be payable (90% in respect of the EBITDA target and 100% in respect of the revenue target); and

•
To the extent that the achievement of one target is more than 100% and the other is less than 100% (but at least 90%), the bonus shall be increased for the over-achievement based on a 1:1 ratio, subject to the aforesaid maximum bonus. For example, if 95% of the EBITDA target is achieved and 105% (or more) of the revenue target is achieved, then 100% of the maximum bonus would be payable.

Benefits: Customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers' insurance or pension arrangement, disability  insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. He will not be entitled to a company car.

Days off: 28 vacation days per year, subject to carryover of up to 56 days, provided that at least seven consecutive vacation days are taken each year. The number of vacation days that exceeds the minimum number mandated by law will be subject to redemption at the employee's request.  Paid sick leave from the first day.

Term: The employment term will commence on April 2, 2017, for an indefinite period. During the first 24 months of employment, the Company may terminate the employment upon nine months' prior notice and the employee may resign upon six months' prior notice. Thereafter, the Company may terminate the employment upon 12 months' prior notice and the employee may resign upon nine months' prior notice.  During the notice period, the employee will be entitled to all benefits under the employment agreement, including the continued vesting of stock options, even if the Company's waives its right to continued service. In the event of termination for "Cause" (as defined in the employment agreement), the Company may terminate the employee without prior notice.

Restrictions: Customary covenants regarding confidentiality, IP assignment, non-competition and non-solicitation.

1 Based on the USD / NIS representative exchange rate as of February 10, 2017.

Equity-based Compensation: Two stock option grants under the Company's Equity Incentive Plan: (i) option to purchase up to 1,161,834 Ordinary Shares at an exercise price per share of $1.63 (which was the approximate market price per share of the Ordinary Shares on the NASDAQ Stock Market on the date of the employment agreement); and (ii) option to purchase up to 1,161,834 Ordinary Shares at an exercise price per share of $2.63 (together, the “Options”). If duly approved, the Options will be granted on April 2, 2017. The Options will be exercisable for cash or on a "cashless" basis, as such term is defined in the Company’s Equity Incentive Plan, at the election of the employee, and will have a term of six years, which will not be reduced in the event that employment terminates prior thereto, except in the event of termination for "Cause" (as defined in the employment agreement). The Options will vest during the term of employer-employee relations, in quarterly installments, over a period of four years. The vesting schedule of the Options will fully accelerate (i) upon the closing of a "Transaction" (as defined below) or (ii) if the employee is terminated without "Cause" or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a "Change of Control" (as defined below).

Each option grant constitutes approximately 1.5% of the outstanding Ordinary Shares as of February 10, 2017. The value of the Options is approximately $389,000 per year, computed on a linear basis based on the Binomi option pricing model.

•
“Transaction” shall mean the occurrence and closing, in a single transaction or in a series of related transactions, of any one or more of the following events pursuant to the approval or recommendation of the Board of Directors: (i) a sale or other disposition of 90% or more of the consolidated assets of the Company and its subsidiaries; (ii) a sale or other disposition of 90% of more of the outstanding securities of the Company resulting in a Change of Control; or (iii) a merger, consolidation or similar transaction involving 90% of more of the outstanding securities of the Company, resulting in a Change of Control.

•
“Change of Control” shall occur if any person or “group” of persons becomes the “beneficial owner” (as such terms are used for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended), directly or indirectly, of 35% or more of the outstanding share capital of the Company, excluding a reorganization resulting in the Company being held by an entity beneficially owned by the holders of the Company's share capital immediately prior to the transaction or any Change in Board Event (as defined below).

•
“Change in Board Event” shall mean any time at which individuals who, as of April 2, 2017, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to April 2, 2017 whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened (in writing) election contest with respect to the election or removal of directors or other actual or threatened (in writing) solicitation of proxies or consents by or on behalf of a person other than the Board of Directors.

Reasons for the Proposal

In approving the proposed compensation terms, our Compensation Committee and Board of Directors considered various factors, including, among other things, the educational and professional experience of Mr. Gerstel; his responsibilities and duties; the challenges facing our industry and company; the expected required contribution of the CEO to our future growth and profitability; comparable executive compensation in our industry, as well as certain other factors set forth in the Companies Law and our Compensation Policy.

Required Approval

Pursuant to the Companies Law, the approval of compensation of our CEO requires the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.  For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal One above, under the caption "Required Approval".

According to the Companies Law, even if the shareholders do not approve the proposed terms of the CEO compensation, our Compensation Committee and Board of Directors may thereafter approve the proposal, provided that they have determined based on detailed reasoning and a re-evaluation of the proposed compensation, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation terms of Mr. Doron Gerstel, as described in the Proxy Statement, be, and they hereby are, approved.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL THREE
APPROVAL OF AMENDED COMPENSATION FOR OUR DIRECTORS

At the Meeting, you will be asked to approve an amendment to the cash compensation for each of our directors who serve on our Board of Directors from time to time, all in accordance with the terms set forth below. We propose to continue to pay our external directors the same compensation, in the form of cash and stock options, which is paid to our non-external directors. In the event that any changes are made from time to time in the future to the compensation terms of our external directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our non-external, non-executive directors. Conversely, in the event that any changes are made from time to time in the future to the compensation terms of our non-external, non-executive directors, which changes would require shareholder approval under Israeli law, the same changes will be made to the compensation of our external directors.

Under the Companies Law, the compensation of directors must comply with the company’s compensation policy and requires the approval of the company’s compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have reviewed, discussed and approved the proposed changes as detailed hereunder, in light of our Compensation Policy, and determined that these changes are in line with the terms and conditions of the Compensation Policy, subject to shareholder approval.

The cash component of the compensation of our directors (including external directors), pursuant to the approval of our shareholders at the 2015 Annual General Meeting, currently consists of an annual fee of $50,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes according to applicable law, and no additional fees for participation in meetings. In addition, each director is entitled to an annual grant of options to purchase 25,000 Ordinary Shares, subject to a three-year vesting schedule and a five-year term, and to reimbursement for travel expenses in accordance with our travel reimbursement policy for directors.

Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, to reduce the annual fee payable to each of our directors (including external directors) from $50,000 to $44,000, subject to adjustment for changes in the Israeli consumer price index and applicable changes according to applicable law, and to add a per meeting attendance fee of $800 for any meeting of the Board of Directors or committee thereof that he or she attended in person and $600 for any meeting he or she attended by conference call or similar means.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the revised cash fee structure that the members of our Board of Directors recently have needed to attend many more meetings than in the past in order to properly address various challenges facing the Company.  In order to better align the compensation of directors with the time devoted by them to the affairs of the Company, to encourage committee membership and participation in meetings and to be able to attract highly qualified directors in the future, it is proposed to add a per meeting fee on top of the proposed reduced fixed compensation. The Compensation Committee and Board of Directors believe that this proposal is in the best interests of the Company and its shareholders.

Required Approval

Pursuant to the Companies Law, the approval of compensation of directors generally requires the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.  All of our directors are deemed to have a "personal interest" in this matter. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal One above, under the caption "Required Approval".

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that effective as of the date of the Meeting, that the cash compensation for all our directors who serve as directors of the Company from time to time (including the chairman but excluding officers), as described in the Proxy Statement, be, and the same hereby is, approved."

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL FOUR
APPROVAL OF ADDITIONAL COMPENSATION FOR OUR CHAIRMAN OF THE BOARD

At the Meeting, you will be asked to approve the grant of an option to purchase 75,000 Ordinary Shares to Mr. Alan Gelman, the Chairman of our Board of Directors (the “COB Option”). Mr. Gelman has been a director of the Company since August 2011 and as its Chairman of the Board since January 2016. From January 2014 until December 2015, he also served as a director of Ion Asset Management Ltd. From December 2012 through May 2013, he served as the Global CFO and Deputy CEO of Better Place Inc. (in liquidation). From 2008 to 2012, Mr. Gelman served as the CFO and Deputy CEO of Bezeq the Israeli Telecommunication Corp Ltd. From 2006 to 2007, Mr. Gelman served in various positions at the Delek Group Ltd., including as the Deputy CEO and CFO from 2006 to 2007. From 2001 to 2006, Mr. Gelman served as the CFO of Partner Communications Company Ltd., and from 1997 to 2000, he served as the CFO of Barak ITC. He holds a B.A. in Accounting from Queens College and an M.B.A. from Hofstra University.

Pursuant to the Companies Law, in general, the terms of compensation of a director of any public Israeli company must be consistent with its compensation policy and be approved by its compensation committee, board of directors and shareholders, in that order. Our Compensation Committee and Board of Directors have reviewed, discussed and approved the proposed grant of the COB Option as detailed hereunder, subject to shareholder approval.

If duly approved, the COB Option will be granted on the date of the Meeting. The COB Option will have a term of three years, except that in the event of termination of directorship for “Cause” (as defined in the Perion Equity Incentive Plan), the COB Option would be exercisable until the earlier of (i) the lapse of the one year period following such termination and (ii) the third anniversary of the date of grant. The COB Option will be exercisable at an exercise price per share equal to the closing price of our Ordinary Shares on the date of the Meeting and will vest on the first anniversary of the date of grant. The vesting schedule of the COB Option will fully accelerate upon the closing of a “Transaction” (as defined in Proposal Two above), provided that Mr. Gelman’s directorship is not terminated for “Cause.”  The COB Option is in addition to the compensation payable to all of our directors, as described above under Proposal Three.

Reasons for the Proposal

The Compensation Committee and Board of Directors noted in their approval of the grant of the COB Option that recent Company developments required a substantial time commitment from the Chairman last year and will require a significant time commitment throughout 2017. In light of the recent departure of Perion’s CEO and the two-month gap until its new CEO is formally installed, our Board of Directors has asked the Chairman to supervise and assist in the handover of leadership in attempt to facilitate a smooth transition of leadership and to ensure Perion's success in the long term. Notwithstanding the general requirement for equity compensation to have a longer vesting schedule, the Compensation Committee and Board of Directors believe these reasons constitute special circumstances which justify a one-year vesting term for the COB Option.

Required Approval

Pursuant to the Companies Law, the approval of this proposal requires the affirmative vote of a majority of the Ordinary Shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that either: (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither (a) "controlling shareholders" (as such term is defined in the Companies Law) nor (b) having a "personal interest" in the resolution; or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s outstanding voting power.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal.   For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal One above, under the caption "Required Approval".

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of an option to purchase Ordinary Shares of the Company to Mr. Alan Gelman, our Chairman of the Board of Directors, as described in the Proxy Statement, be, and hereby is, approved.”

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

The Board of Directors is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

Date: February 16, 2017	By Order of the Board of Directors, Alan Gelman Chairman of the Board of Directors

Appendix A

Perion Network Ltd.

Executive Compensation Policy

1.	Objectives & Content

In this document we will define and detail Perion Network Ltd.’s (hereby referred to as the “Company” or “Perion”)1 compensation policy regarding the Company’s Directors and Officers (“Officer’s” shall mean CEO and executives that are CEO's direct reports) (the “Compensation Policy”). Unless specifically stated otherwise, all the following terms shall apply to the compensation of Officers only, unless indicated otherwise.

The publication of the Compensation Policy is intended to increase the transparency and visibility of Perion's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance the shareholders' ability to influence the compensation of the Company's Directors and Officers.

This Compensation Policy shall apply only to compensation determined after its adoption in accordance with the provisions of the Companies Law, and will not be construed as altering or amending any compensation duly approved prior to its adoption.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this compensation policy per se will not grant any of the Company’s Directors and Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”) and as approved by the shareholders for Directors, and as specified in the employment agreement with the relevant Officer. A change in the compensation package of an Officer which reports to the CEO, which results in an increase of such Officer's total compensation by no more than an amount equal to 3 monthly salaries (in aggregate, during the period of the Compensation Policy) may be approved solely by the CEO, provided all elements of compensation of such Officer will continue to meet the requirements of the Compensation Policy.

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy.

It is further clarified that with respect to a person who becomes an Officer of the Company as a result of an acquisition by the Company of a business or a company, and such Officer's compensation terms were determined prior to such acquisition, then such compensation terms will not be subject to this Compensation Policy unless required by the Companies Law.
__________________
1  Where appropriate for any Officer that is employed by a subsidiary or affiliate of Perion, the terms Company or Perion shall include such subsidiary or affiliate.

2.	General

2.1. Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and to ensure that:

●	Officers' interests are aligned as closely as possible with the interests of Perion's shareholders; 
●	The correlation between performance and payment will be enhanced; 
●	Perion will be able to recruit and retain top level executives capable of leading the Company to further business success, facing the challenges ahead; 
●	Officers will be motivated to achieve a high level of business performance without taking unreasonable risks; 
●	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2. Business environment and its impact on Company Officers' compensation:

Perion is a global ~~consumer internet~~technology company that ~~develops applications~~delivers high‐quality advertising solutions to ~~make the online experience of its users simple, safe~~brands and ~~enjoyable.~~ publishers. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management team that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.     Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1. The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2 The ratio between the compensation of Officers and the other employees of the Company:

The Compensation Committee and the Board of Directors (“BOD”) will review, from time to time, the ratio between the total cost of employment of each of Officers and the average and median total costs of employment of the rest of the employees (including contractors as defined in the Companies Law, if applicable), and discuss its possible impact on labor relations within the Company. Such ratios were reviewed when composing the Compensation Policy and it was determined by the Compensation Committee and the BOD that they are reasonable and will not harm the working relationship in the Company.2

__________________________
2 Prior to the adoption of this policy such ratio was calculated as follows (based on 2016 figures and value of equity taken into account, is the value of grants made in 2016):

*CEO: ratio is 6.2 per average and 8.1 per median;
*Other Officers: ratio is 7.6 per average and 8.3 per median.
*The ratio set forth above includes equity-based compensation expenses. Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares.

4.     Basic Concepts of the Company's Compensation Policy

Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

●
~~Fixed~~ Base Salary, and Management Service Fee – Compensates Officers for the time they devote to performing their roles with the Company and for the daily performance of their tasks. The ~~fixed~~ base salary correlates to the Officer's skills (such as: experience, position, knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the requirements of the position as well as the authority and responsibilities the position caries, on the other hand.

●
Social and Fringe Benefits – Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds, and company cars in Israel) and the remainder are meant to complement the ~~Fixed B~~base ~~S~~salary and compensate the Officers for expenses incurred in connection with the requirements of their position (such as: travel expenses or allowances).

●
Variable, Performance Based Cash Rewards (Annual Bonus and Commissions) – Reward Officers for their contributions to the Company’s success and achievement of business goals during a predefined timeframe.

●
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Officers’ and Directors' rewards. This type of reward creates a stronger link between Directors’ and Officers’ motivation and interests and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate structure of the total compensation package, all compensation elements of a Director or Officer will be presented for review and approval by the applicable corporate organs of the Company, if and as required pursuant to any law, prior to approval of any specific payment or reward.

5.     Compensation Elements

~~Market Comparisons (Benchmark):~~

In order to determine the ranges for ~~Fixed B~~base ~~S~~salary (and other compensation elements) for recruitment of Officers to the Company, the Company will deploy different methods for determining the appropriate ~~salary~~compensation package and its elements. These may include market comparisons, internal comparisons, prior compensation of candidates for the position, and other methods as the Company deems fit.

Market Comparisons (Benchmark):

~~a~~A comparative compensation study may be conducted in the relevant market, reviewing similar position holders in comparable companies in relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

~~●~~	~~Business~~ Ad‐tech, business software and internet information companies;
●	Public companies traded on the Tel‐Aviv Stock Exchange, NASDAQ or NYSE markets with market cap and/or revenues that are similar to that of Perion~~;~~
●	Companies with a global reach and with an acquisitive strategy;
●	Companies competing with Perion for managerial talent and for potential Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

●	Customary ~~Fixed B~~base ~~S~~salary range for similar roles ~~(including data distribution);~~;
●	Customary range for annual bonus (as a nominal amount and in terms of percentage of annual base salary);
●
Customary range for ~~E~~equity ~~B~~based ~~C~~compensation as reported in the companies' Financial Reports / SEC filings (as a nominal amount, as a percentage of overall equity value of the Company and in terms of percentage of annual base salary);

●	The value of customary fringe and other benefits.

Internal comparison ~~–~~:
Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

●	The compensation paid to the person filling the position prior to the current appointment, if relevant;
●	The ratio between the Officer's compensation and the compensation of other Officers, particularly at the same level;
●
The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors as defined in the Companies Law, as applicable), as detailed in Section 3.2 above.

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.1 ~~Fixed~~ Base Salary:

5.1.1    Determining the ~~Fixed B~~base ~~S~~salary of the Company’s Officers

The ~~Fixed B~~base ~~S~~salary for the Company’s Officers is first determined based on a pre‐defined salary range. The range for each position will be based on:
●  Relevant peer group benchmark data, if available;
●  Job requirements, authority and responsibilities the position caries and prior agreements with the Officer;
●  Officer's education, skills, expertise, professional experience and achievements;
●  Internal ratios between positions and between the Officer and the other employees(including contractors as defined in the Companies Law, ~~if~~as applicable) in the Company;
●  The Company's financial situation, business challenges and goals.

The pay grade, approved, will reflect the Officer's skills and suitability for the intended position.

In any event, for Officers, the monthly base salary (which may be linked to the ~~Israeli~~ Consumer Price Index or other index) will not exceed:

●  CEO based in Israel: NIS 180,000~~;~~ 
●  CEO based outside Israel: USD 51,000

●  Other Officers based in Israel: NIS 150,000.
●  Other Officers based outside Israel: USD 38,000

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime. It is to be noted: (i) that the Company operates in Israel, US and in additional territories as well, accordingly, the base salary may differ in different territories in accordance with the customary range of base salaries for executive level employees in the particular territory.

5.1.2    Annual base salary review principles:

In order to retain Company Officers for long periods, their ~~Fixed B~~base ~~S~~salary will be reviewed from time to time in comparison to similar positions in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval.

5.1.3-    Upon recruitment of a new Officer the relevant organs of the Company may approve a signing bonus to such Officer upon recruitment, in their sole discretion taking into consideration the above principles.

5.2  Variable compensation:

Variable compensation elements are intended to achieve the following goals:

●
Linking part of the Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Officers and shareholders;

●	Increasing Officers' motivation to achieve short term and long term Company goals; and
●	Correlating part of the Company's pay expenses with its business performance, thus, increasing financial and operational flexibility.

5.2.1   Ratio between elements of the compensation package

The targeted ratio between the ~~fixed~~ (base salary or fees in the case of directors) and variable (equity only in the case of directors and bonus and equity in the case of other Officers and CEO) elements of Directors' and Officers' compensation is as follows* (the percentages below reflect ratios compared to the annual base salary):

	CEO	Other Officers	Directors
Annual base salary	100%	100%	100%
All other ~~(fixed)~~ social and fringe benefits	30‐~~40~~50%**	30‐~~40~~50%
Annual bonus	Up to ~~200~~100%	Up to 100%
Equity (Per vesting annum)	Up to 400%	Up to 260%	US$200,000

* The above ranges do not take into account special grants of equity incentives or onetime bonus grants upon recruitment of a new Officer.

**There may be years that the total cash component of any executive compensation package may be higher or lower, and as a result the percentage of the social and fringe benefits may be lower or higher than the ranges stated above.

5.2.2       Annual Bonus Principles

5.2.2.1
The Company's Officers will be entitled to participate in an annual bonus plan (the “Annual Bonus Plan”). The Compensation Committee sets the cash bonus performance objectives and target bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board. The Annual Bonus Plan will ~~be approved in accordance with the approvals required under the Companies Law and will~~ include the following provisions:

The Target Bonus and Bonus Calculation:

●	The target bonus will be paid ~~when~~ to the extent ~~Company’s~~Company and/or Business Unit performance and/or individual performance objectives are met.
●	The bonus will be calculated as a product of the Company and/or Business Unit performance, and/or the individual performance and the target bonus.
●	For Officers, except the CEO, the Compensation Committee and the BOD will have full discretion to determine the final bonus payout based, among other things, on the bonus calculation and additional considerations relevant to the performance and objectives of the Company and the relevant Officer including non‐measurable criteria.

5.2.2.2    The measures based on which the annual bonus for the CEO will be calculated:

●
Company Performance Measures: Such as ‐Revenues, EBITDA, Net Income, etc. measured against the targets of the annual budget and work plan of the Company for the relevant year. The weight of Company performance will constitute at least 75%~~‐80%~~ of the total bonus;

●
Individual Performance Measures: The performance measures may also include individual performance measures. Evaluation of ~~each Officer's~~the CEO's performance and contribution to the Company’s short and long term success. Performance evaluation may be based on quantitative measures, qualitative measures and/or discretion. The weight of individual performance will constitute ~~up to 20%‐~~the balance of the total bonus, provided that the weight of non‐measurable component's (including discretion) will constitute no more than 25% of the total bonus.

The objectives per each performance measure will be set in advance, as part of the Annual Bonus Plan. Nevertheless, the ~~Compensation Committee and the BOD may adjust the~~ objectives may be adjusted during the applicable bonus year in special circumstances resulting from exogenous factors~~.~~ , subject to applicable law.

5.2.2.3    Bonus ~~Payment and Threshold:~~
~~●~~	~~A threshold for the payment of the annual bonus will be set based on achievement of a certain percentage of one or more of the Company performance measures;~~Cap:

●	The maximum annual bonus payable for the Company's CEO and other executive officers will be equivalent to ~~2~~100% of the annual base salary (12~~24~~ monthly salaries); 
●	~~the maximum annual bonus payable for other Officers will be equivalent to 100% of the Officer's annual base salary (12 monthly salaries).~~

 5.2.2.4   Reviewing and reducing bonuses

Following the approval of the Annual Bonus Plans and of the annual financial reports for the relevant fiscal year, the ~~recommended~~ bonuses’ calculation~~ed~~ will be presented to the Compensation Committee and the BOD for their review and approval.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion.

5.2.2.5    Claw Back Mechanism

Each Officer will be required to refund any part of the annual bonus paid based on financial results that are proven to be inaccurate and which are restated in the financial statements during the 2 years following the actual payment of the annual bonus, provided the Officer is employed by the Company upon publication of the restated financial statements. The Compensation Committee and the BOD shall decide upon the timing, form and terms of the repayment (for example, whether such repayment shall be net of taxes or not). Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in financial reporting standards.

5.2.2.6    Entitlement for Bonus

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer, but has provided services to the Company during the relevant year, may be entitled to receive a cash bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who joins the Company during the relevant year, may be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year.

5.2.3       Equity Based Compensation

As part of the overall Officers compensation package in ~~publically~~publicly traded companies in Perion’s industry, it is standard practice to offer equity based compensation, which aims to establish proximity of interest between the relevant Officers’ interest and the interest of the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for longer periods.

In light of the advantages that stem from equity compensation plans, Perion will offer its Officers the opportunity of participating in an equity compensation plan, based on the following guidelines:

5.2.3.1    Equity Based Compensation Grants:

Equity‐based awards may be granted upon recruitment of an Officer ~~or~~and/or additional/ other grants from time to time, and while taking into consideration, inter alia, the role, personal responsibilities, prior business experiences and qualifications of the Officer.

5.2.3.2    Equity Compensation Terms

The equity plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Officers are residing or are employed. The equity compensation may be comprised of various instruments such as stock options, restricted stock units (RSU’s~~)~~), or other equity based or equity equivalent compensation instruments.

Any grant of equity based or equity equivalent compensation shall meet the following terms:

●
The value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for each Officer, shall not exceed ~~for the CEO~~ 4 annual salaries for the CEO, and for the other Officers 2.6 annual salaries ~~of the Officer in question.~~. However, the Compensation Committee and the BOD (subject to any additional required approvals) may determine in their sole discretion to deviate from the above mentioned caps in the following circumstances:

(i)
for the purpose of a one‐time grant of equity based compensation in connection with the recruitment of a new Officer, (including as a result of an M&A transaction), the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for such new Officer shall not exceed, 3.6 annual salaries ~~of the Officer in question~~for other Officers; or

~~●~~
(ii) in cases where the BOD has determined that special circumstances exist (for example, in connection with an M&A transaction ~~or where market conditions have changed and there is a need to recruit a new Officer to the Company~~) which justify deviation from the above caps, the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis) shall not exceed in such circumstances ~~25~~125% of the maximum values detailed above (i.e. above 2.6 annual salaries).

●
Equity based compensation granted to Officers shall vest between 2‐4 ~~over at least 3~~ years, unless the shareholders approve otherwise. The Compensation Committee and the BOD may determine acceleration provisions for specific circumstances.

●
In addition to time‐based vesting, the exercise or settlement of part or all of the equity based compensation of certain Officers may also be subject to the achievement of predetermined performance goals. Terms of equity based compensation will also include terms in connection with the Officer's termination or cessation of service (due to dismissal, resignation, death or disability) and changes in Company ownership. This may include provisions for extending the period for exercise of equity based compensation upon such termination, enabling acceleration of vesting of unvested equity based compensation, etc.

The Compensation Committee and the BOD also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Perion mainly in light of the dynamic nature of the Company’s structure and business, among other things, due to its M&A strategy, as well as technical difficulties in implementing such cap.

5.3  Additional terms and fringe benefits

The Company will provide all Company Officers with benefits and perquisites according to Company procedures and any relevant local legislation, regulation or accepted business practices, as detailed in Section 4 above.
~~The Company pays for a CEO life insurance policy, with an annual cost of up to 12,000 USD.~~
The Company may pay for additional life and/or health insurance policies for Officers in accordance with their personal situation as deemed fit.

6. Retirement and Termination Arrangements

6.1  Advance Notice

Officers will be entitled to an Advance Notice period prior to termination of employer/ employee relations. The maximum duration of the Advance Notice Period will be as follows:

Position	Advance Notice Period
CEO, ~~COO, CFO~~ and other ~~Senior~~ Officers.	Up to 12 months
~~Other Officers~~	~~Up to 6 months~~

The actual Advance Notice period for each Officer will be determined as part of each Officer's employment agreement.

During the Advance Notice period, the Officer is entitled to receive all of his or her compensation without change, including participation in bonus plans and continued vesting of equity based compensation.

Unless the BOD decides to release the Officer from this obligation, or agreed otherwise in the employment agreement, the Officer ~~will~~may be required to continue performing all role responsibilities during the Advance Notice period, as suits the Company’s business interests.

6.2  Termination Cash Payments

The Compensation Committee and the BOD may approve ~~a~~an additional termination payment for an Officer provided such payment does not exceed the equivalent of 6 monthly salaries. In this regard, the Compensation Committee and BOD shall take into consideration the Officer's term of employment, the Officer's compensation during employment with the Company, the Company's performance during such period, the contribution of the Officer to achieving the Company's goals and the circumstances of termination, and will only be paid if the Officer is employed by the Company for at least 3 years and the termination is not for cause.

For the removal of doubt, the above is in addition to any rights for severance any officer is entitled to under ~~Israeli~~ law or any advance notice.

6.3  Treatment of Equity Awards upon Termination

The Compensation Committee and the BOD may approve, upon termination of an Officer’s employment to extend the period of time for which an equity based award is to remain exercisable and/or accelerate the vesting of any equity based award.

7.  Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers liability insurance policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law. The maximum aggregate coverage for any such insurance policy will be USD 100 million, as may be increased from time to time by the Company’s shareholders, and the premiums payable by the Company per annum shall not exceed USD ~~700,000~~1 million. If required, the company may purchase a Run Off Directors and Officers liability insurance policy for a period of up to 7 years at a premium which shall not exceed 350% of the annual premium of the Ongoing Directors and Officers liability insurance policy which will be valid at that time. Both Ongoing & Run off Directors and Officers liability insurance policies may include Side A Difference in Conditions coverage with a maximum aggregate limit of liability of USD $20M which will be part of the maximum aggregate limit of liability of USD $100M as specified above.

The Company may indemnify and exculpate its Directors and Officers for any liability that may be imposed on them to the fullest extent permitted by applicable law, subject to the requisite approvals under the Companies Law.

8.  Directors’ Compensation

8.1  Cash Compensation

The cash compensation of directors will be determined in accordance with the Companies Law, Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel) (together, the “Regulations”), as the case may be, and shall not exceed the maximum compensation permitted by these Regulations. The compensation of directors may be comprised of a per‐meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or equity based compensation (as discussed below), all subject to any applicable law.

The above compensation relates to directors that do not hold an executive position with the Company. For a chairman of the board of directors, or any other director holding an executive position with the Company, the provisions of this policy relating to an Officer (up to the caps applicable to the CEO) may apply.

8.2  Equity based compensation

The Company may grant equity based awards to its Directors based on the terms of the applicable equity plan of the Company and in accordance with the Companies Law and Regulations, as detailed above in Section 5.2.3.

The value of the equity based compensation (at the time date of grant) per vesting annum (on a linear basis) year, for each Director that does not hold an executive position with the Company and is not the chairman of the board of directors, shall not exceed USD 200,000.